SEC File Number
000-24681
CUSIP Number
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b25

NOTIFICATION OF LATE FILING

(Check One):

☒ Form 10-K   ☐Form 20-F   ☐Form 11-K   ☐ Form 10-Q   ☐Form N-SAR   ☐Form N-CSR

For Period Ended: December 31, 2006

☐Transition Report on Form 10-K	☐Transition Report on Form 10-Q

☐Transition Report on Form 20-F	☐Transition Report on Form N-SAR

☐Transition Report on Form 11-K

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Health Systems Solutions, Inc.
Full Name of Registrant

405 North Reo Street, Suite 300
Address of Principal Executive Office (Street and Number)

Tampa, FL 33609
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

In the second quarter of 2006, the Registrant consummated two significant acquisitions. The Annual Report on Form 10-K for the year ended December 31, 2006, will be the first consolidated annual report filed since these two acquisitions were consummated. Management needs additional time in which to prepare the consolidated financial statements and prepare the Annual Report.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Susan Baster Gibson	(813)	282-3303
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant net sales for the year ended December 31, 2006, are expected to be $6.5 million, as compared to $4,212,819 for the year ended December 31, 2005; however, the Registrant’s net loss for the year ended December 31, 2006, has increased significantly to approximately $2.5 million compared to a net loss of $727,384 for the year ended December 31, 2005.

HEALTH SYSTEMS SOLUTIONS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2007	By:	/s/ Susan Baxter Gibson
Susan Baxter Gibson, Chief Financial Officer